Exhibit 99.28

CONSENT OF M. TOMKINSON

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated January 18, 2006 entitled “Technical Report on the Mupane Gold Project” (the “Mupane Report”);

2.	The technical report dated January 18, 2006 entitled “Technical Report on the Buckreef Gold Project, Axuay Province, Ecuador” (the “Buckreef Report”); and

3.
The annual information form of the Company dated March 30, 2007, which includes reference to my name in connection with information relating to the Mupane Report and the Buckreef Report and the properties described herein and information relating to the Kitongo Exploration Project.

March 30, 2007

/s/_M. Tomkinson___________
M. Tomkinson